Exhibit 12.1

RATIO OF EARNINGS TO FIXED CHARGES

We have computed the ratio of earnings to fixed charges for each of the following periods on a consolidated basis. For purposes of computing the ratio of earnings to fixed charges, “earnings” consist of pre-tax income plus fixed charges (excluding capitalized interest). “Fixed charges” represent interest incurred (whether expensed or capitalized), amortization of debt expense and that portion of rental expense on operating leases deemed to be the equivalent of interest. You should read the ratio of earnings to fixed charges in conjunction with our consolidated and condensed financial statements that are incorporated by reference in this prospectus.

	Years Ended December 31,						Six Months Ended June 30,
	2007	2008	2009	2010		2011	2011	2012
	(Dollars in millions)
EARNINGS:
Earnings before income taxes	$905	$429	$(188)	$(25)		$905	$534	$727
Interest expense, net of capitalized interest	79	100	117	137		160	93	64
Amortization of debt discount	8	6	8	9		4	4	—
Amortization of debt issuance costs	4	5	5	9		12	6	6
Estimated interest portion of rents (a)	56	62	45	42		48	15	17

Total Earnings	$1,052	$602	$(13)	$172		$1,129	$652	$814

FIXED CHARGES:
Interest expense whether expensed or capitalized	$109	$127	$142	$156		$174	$100	$72
Amortization of debt discount	8	6	8	9		4	4	—
Amortization of debt issuance costs	4	5	5	9		12	6	6
Estimated interest portion of rents (a)	56	62	45	42		48	15	17

Total Fixed Charges	$177	$200	$200	$216		$238	$125	$95

RATIO OF EARNINGS TO FIXED CHARGES	5.9	3.0	* (b)	*	(b)	4.7	5.2	8.6

(a)	Total rental expense including marine charters was approximately $386 million, $469 million, $374 million, $347 million and $398 million for the years ended 2007, 2008, 2009, 2010 and 2011 respectively and approximately $188 million and $207 million for the six months ended June 30, 2011 and June 30, 2012, respectively.

(b)	For the years ended December 31, 2009 and 2010, fixed charges exceeded total earnings by $213 million and $44 million, respectively.